UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 11, 2017
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:  A press release dated October 11, 2017 announcing the notice of early redemption of ST’s US$400,000,000 1.00 per cent. Convertible Bonds due 2021.

PR N°. C2835C

STMicroelectronics gives notice of early redemption of its
US$400,000,000 1.00 per cent. Convertible Bonds due 2021

Amsterdam, October 11, 2017 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”) announces that, in accordance with the terms and conditions (the “Conditions”) of its US$400,000,000 1.00 per cent. convertible bonds due 2021 (ISIN: XS1083957024, the “Bonds”), it has exercised its option under Condition 7(b) of the Bonds to redeem all outstanding Bonds on November 10, 2017 (the Optional Redemption Date referred to in the Conditions) at their principal amount, together with accrued but unpaid interest up to, but excluding, that date.

The Company is entitled to exercise this option under Condition 7(b)(iii) as Conversion Rights have been exercised, and/or purchases (and corresponding cancellations) and/or redemptions have been effected in respect of more than 85 per cent. of the principal amount of the Bonds originally issued. Following such redemption, the Bonds due 2021 will be cancelled and there will be no Bonds outstanding.

As an alternative to the redemption of the Bonds, each Bondholder may exercise its Conversion Rights to convert its Bonds into Shares, cash or a combination of Shares and cash by reference to the prevailing conversion price, currently US$12.3622 per Share, in accordance with Condition 6(a) of the Bonds. In order for any such exercise of Conversion Rights to be valid, the Conversion Date in respect of such exercise must fall on or before October 26, 2017.

As of October 10, 2017, the aggregate principal amount of Bonds outstanding (as defined in the Trust Deed) was US$59.6 million and the closing price of the Shares on the Mercato Telematico Azionario was €16.65.

A copy of the Optional Redemption Notice is available on the Company’s website  www.st.com.

Capitalised terms used but not defined in this notice have the same meaning in the Conditions of the Bonds.

About STMicroelectronics
STMicroelectronics is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. STMicroelectronics’ products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, STMicroelectronics stands for life.augmented.

In 2016, the Company’s net revenues were US$6.97 billion, serving more than 100,000 customers worldwide.

Inside information
This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulations.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com
MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 11, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services